Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Advantage Announces 2nd Quarter Results 2008

     (TSX: AVN.UN, NYSE: AAV)

     CALGARY, Aug. 14 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") is pleased to announce its unaudited operating and financial results for the second quarter ended June 30, 2008.

     <<
     Financial and Operating Highlights

                                   Three months ended        Six months ended
                                         June 30                  June 30
                                     2008        2007        2008        2007
     -------------------------------------------------------------------------
     Financial ($000, except
      as otherwise indicated)

     Revenue before
      royalties(1)              $ 208,868   $ 125,075   $ 397,373   $ 260,577
       per Trust Unit(2)        $    1.51   $    1.10   $    2.88   $    2.35
       per boe                  $   71.69   $   50.69   $   67.03   $   51.31
     Funds from operations      $ 103,754   $  62,634   $ 198,372   $ 128,279
       per Trust Unit(3)        $    0.74   $    0.54   $    1.42   $    1.13
       per boe                  $   35.62   $   25.38   $   33.46   $   25.26
     Distributions declared     $  50,364   $  52,096   $ 100,385   $ 102,302
       per Trust Unit(3)        $    0.36   $    0.45   $    0.72   $    0.90
     Expenditures on property
      and equipment             $  21,632   $  25,678   $  88,535   $  75,374
     Working capital
      deficit(4)                $  42,201   $  11,512   $  42,201   $  11,512
     Bank indebtedness          $ 547,946   $ 377,812   $ 547,946   $ 377,812
     Convertible debentures
      (face value)              $ 224,587   $ 180,725   $ 224,587   $ 180,725
     Trust Units outstanding
      at end of period (000)      140,271     116,091     140,271     116,091
     Basic weighted average
      Trust Units (000)           138,612     113,854     138,105     111,108

     Operating
     Daily Production
       Natural gas (mcf/d)        123,104     108,978     124,109     111,636
       Crude oil and NGLs
        (bbls/d)                   11,498       8,952      11,890       9,452
       Total boe/d at 6:1          32,015      27,115      32,575      28,058
     Average prices
      (including hedging)
       Natural gas ($/mcf)      $    9.18   $    7.52   $    8.70   $    7.80
       Crude oil and NGLs
        ($/bbl)                 $  101.34   $   61.93   $   92.81   $   60.21

     (1) includes realized derivative gains and losses
     (2) based on basic weighted average Trust Units outstanding
     (3) based on Trust Units outstanding at each distribution record date
     (4) working capital deficit excludes derivative assets and liabilities

                            MESSAGE TO UNITHOLDERS

     Record Second Quarter Funds from Operations and Payout Ratio:

     -   Strong natural gas and crude oil pricing combined with solid operational results generated a record level of funds from operations during the second quarter of 2008 resulting in a payout ratio of 49%.
         This is the lowest payout ratio in the history of Advantage and reinforces our strategy to finance our highly efficient capital program from operating cash flow.

     -   Funds from operations for the second quarter of 2008 increased 66% to
         $103.8 million and 37% to $0.74 per Trust Unit compared to
         $62.6 million or $0.54 per Trust Unit for the same period of 2007.

     -   The Fund declared three distributions during the quarter totaling
         $0.36 per Trust Unit. Since inception, the Fund has distributed
         $980.2 million or $16.98 per Trust Unit.

     -   Production volumes in the second quarter of 2008 increased 18% to
         32,015 boe/d compared to 27,115 boe/d in the second quarter of 2007.
         Second quarter 2008 production volumes were negatively impacted by a significant number of third party turnaround maintenance outages which amounted to approximately 1,400 boe/d for the quarter.

     -   Natural gas production for the second quarter of 2008 increased 13%
         to 123.1 mmcf/d, compared to 109.0 mmcf/d reported in the second quarter of 2007. Crude oil and natural gas liquids production increased 28% to average 11,498 bbls/d compared to 8,952 bbls/d in the second quarter of 2007.

     Drilling Underway at our Glacier Montney Natural Gas Resource Play
     Following increased Capital Budget

     -   On June 27, 2008, Advantage's Board of Directors approved an increase of $55 million to the 2008 capital budget, which has resulted in an annual budget total of $200 million.

     -   Approximately $39 million will be spent on the next phase of development at Glacier that includes drilling an additional 5 gross horizontal wells, 5 gross vertical delineation wells, and initial infrastructure activities. During the first quarter of 2008, the Fund drilled 5 vertical delineation wells at Glacier which helped confirm geological formations, reservoir productivity and pool continuity.

     -   Drilling has commenced with three drilling rigs on the property and initial commitments toward facilities expansion plans have been made.
         We anticipate longer term development plans to be further defined by year-end based on the timing of well information.

     -   Advantage's extensive 83 section land block, which may support in excess of 150 horizontal wells, is located directly adjacent and on-
         trend to EnCana's Swan Lake and Murphy's Tupper project developments which are continuing to exhibit successful results.

     Strong Results Continue with our Conventional Assets

     -   Capital spending for the quarter was $21.6 million net which included
         $9.4 million on drilling and completion activities. During the second quarter, 4 gross (3 net) wells were drilled at 100% success rate with the balance of capital activity directed at well completions carried over from the first quarter, facilities expansions and maintenance capital. Year to date drilling activity has resulted in 57 gross
         (41 net) wells at a 98% success rate.

     -   At Nevis in Central Alberta, horizontal light oil wells are exceeding initial budgeted productivities and additional oil facilities expansion work is required. Further to our phase 1 Horseshoe Canyon coal bed methane program, which included 22 wells in the first quarter, an additional 15 well phase 2 program has commenced on the lands acquired in connection with the acquisition of Sound Energy
         Trust. The wells have excellent initial productivities ranging from
         125 to 250 mcf/d. Several years of future light oil and natural gas drilling opportunities are available at our Nevis property.

     -   At Martin Creek in Northwest British Columbia, new well production information from our highly successful first quarter drilling program is confirming the significant upside potential that exists in this property.

     -   At Willesden Green in Central Alberta, follow-up drilling locations are being pursued on a light oil discovery that was made in the first quarter of 2008.

     -   With continued drilling success and a highly attractive suite of assets, Advantage has over 5 years of conventional drilling inventory and is well positioned to additionally capitalize on the significant natural gas resource play in the Montney formation at our Glacier and
         Stoddart properties.

     Improved Commodity Prices & Hedging Update

     -   With improved natural gas and crude oil pricing realized through the first six months of 2008 and including our commodity risk management positions for this year, we anticipate generating cash flow in excess of our $200 million revised capital budget and current distribution requirements. Surplus cash flow provides security to our current distribution level, flexibility to fund our highly efficient capital program, and the ability to capitalize on acquisition opportunities or reduce debt.

     -   Advantage maintains a hedging program to reduce cash flow volatility and to ensure that our capital program can be funded out of cash flow. Additional natural gas pricing hedges have been secured for
         April to December of 2009 for approximately 23% of our gross production at an average AECO price of $8.76 Canadian per mcf or equivalent to approximately NYMEX $9.64 US per mmbtu. Details on our hedging program are available in our MD&A for the quarter and on our website.

     Looking Forward

     -   Our 2008 annual guidance includes capital expenditures of
         $200 million and production of 32,000 to 34,000 boe/d with a 63%
         weighting to natural gas. Royalty rates are estimated to range between 18% to 20%. Operating costs are now forecasted to be $13.40 to $13.90/boe due to cost escalations resulting from increased third party processing fees especially at our Lookout Butte property. The higher commodity price environment has also increased electrical power costs and the cost of supplies derived from crude oil and natural gas as feedstocks.

     -   Production at our Lookout Butte property in Southern Alberta will be impacted during the third quarter by an extended third party facility outage at Shell's Waterton gas plant where a significant modification project is underway. Estimates provided by Shell indicate a potential outage of approximately 55 to 75 days that begins August 13, 2008.

     -   Advantage's current intention is to continue to be a cash
         distributing entity after 2010. We will continue to closely monitor industry dynamics and are considering a number of alternative structures. Advantage's significant tax pools of $1.7 billion affords us flexibility to evaluate many options in this regard.
     >>

     MANAGEMENT'S DISCUSSION & ANALYSIS

     The following Management's Discussion and Analysis ("MD&A"), dated as of
August 14, 2008, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund",
"us", "we" or "our") for the three and six months ended June 30, 2008 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and
MD&A for the year ended December 31, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

     Non-GAAP Measures

     The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations, funds from operations per Trust Unit and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
     Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each distribution record date. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

     <<
                       Three months ended           Six months ended
                             June 30                     June 30
                         2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Cash provided by
      operating
      activities       $ 93,882  $ 49,932     88%  $175,475  $100,452     75%
     Expenditures on
      asset retirement      982      (302) (425)%     5,947     3,707     60%
     Changes in non-cash
      working capital     8,890    13,004   (32)%    16,950    24,120   (30)%
     -------------------------------------------------------------------------
     Funds from
      operations       $103,754  $ 62,634     66%  $198,372  $128,279     55%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Forward-Looking Information

     The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities; and other risk factors set forth in
Advantage's Annual Information Form which is available at
www.advantageincome.com and www.sedar.com. Additionally, references to test production rates and test rates for recently drilled wells are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Fund.
Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law,
Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     <<
     Overview

                       Three months ended           Six months ended
                             June 30                     June 30
                         2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Cash provided by
      operating
      activities
      ($000)           $ 93,882  $ 49,932     88%  $175,475  $100,452     75%
     Funds from
      operations
      ($000)           $103,754  $ 62,634     66%  $198,372  $128,279     55%
       per Trust
        Unit(1)        $   0.74  $   0.54     37%  $   1.42  $   1.13     26%

     (1) Based on Trust Units outstanding at each distribution record date.
     >>

     Cash provided by operating activities and funds from operations have increased significantly as compared to 2007 due to considerably higher revenue. The increased revenue has been primarily due to improved commodity prices that continue to exceed the prior year. Our financial results have also substantially benefited from the Sound Energy Trust ("Sound") acquisition, which closed on September 5, 2007. The financial and operating results from the acquired Sound properties are included in all 2008 figures but are not included in the three and six month periods ended June 30, 2007. Funds from operations per Trust Unit have also increased significantly, but not in the same proportion as funds from operations due to the higher number of Trust
Units outstanding for 2008. Trust Units outstanding has increased due to Trust
Units issued in exchange for the Sound acquisition and our distribution reinvestment plan that allows Unitholders to purchase Trust Units in exchange for their regular monthly distributions. The number of Trust Units has increased 21% from June 30, 2007.
     The primary factor that causes significant variability of Advantage's cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

     <<
     Distributions

                       Three months ended           Six months ended
                             June 30                     June 30
                         2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Distributions
      declared ($000)  $ 50,364  $ 52,096    (3)%  $100,385  $102,302    (2)%
       per Trust
        Unit(1)        $   0.36  $   0.45   (20)%  $   0.72  $   0.90   (20)%

     (1) Based on Trust Units outstanding at each distribution record date.
     >>

     Total distributions for both the three and six months ended June 30, 2008 are comparable to 2007. Although the Fund has more Trust Units outstanding during 2008, there has been a 20% reduction in the monthly distribution per
Trust Unit. In December 2007, we decreased the monthly distribution from the
$0.15 per Trust Unit paid for January to November 2007 to $0.12 per Trust Unit due to the weak natural gas prices at that time. The monthly distribution currently remains at $0.12 per Trust Unit. Commodity prices have strengthened in 2008 such that the current environment, in combination with our hedging program, provides strong support for continuation of the current distribution level and our expanded 2008 capital program.
     Distributions from the Fund to Unitholders are entirely discretionary and are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. Distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of distributions are primarily determined by cash flows received from the production of oil and natural gas from existing
Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly distributions we pay to
Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. The Fund attempts to mitigate the volatility in commodity prices through our hedging program. It is our long-term objective to provide stable and sustainable distributions to the
Unitholders, while continuing to grow the Fund. However, given that funds from operations can vary significantly from month-to-month due to these factors, the Fund may utilize various financing alternatives, including our credit facility, as an interim measure to maintain stable distributions.

     <<
     Revenue

                     Three months ended             Six months ended
                           June 30                       June 30
                       2008      2007    % change    2008      2007  % change
     -------------------------------------------------------------------------
     Natural gas
      excluding
      hedging        $115,687  $ 74,760       55%  $205,681  $153,093     34%
     Realized
      hedging gains
      (losses)        (12,861)     (136)   9,357%    (9,151)    4,484  (304)%
     -------------------------------------------------------------------------
     Natural gas
      including
      hedging        $102,826  $ 74,624       38%  $196,530  $157,577     25%
     -------------------------------------------------------------------------
     Crude oil and
      NGLs excluding
      hedging        $115,266  $ 50,371      129%  $211,370  $101,310    109%
     Realized
      hedging gains
      (losses)         (9,224)       80 (11,630)%   (10,527)    1,690  (723)%
     -------------------------------------------------------------------------
     Crude oil and
      NGLs including
      hedging        $106,042  $ 50,451      110%  $200,843  $103,000     95%
     -------------------------------------------------------------------------
     Total revenue   $208,868  $125,075       67%  $397,373  $260,577     52%
     -------------------------------------------------------------------------
     >>

     Revenues have increased significantly for 2008 due to additional production, primarily from the Sound acquisition, as well as stronger commodity prices. The higher revenue has been partially offset by our realized hedging losses that have also resulted from the higher commodity price environment. The Fund enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenues.

     <<
     Production

                       Three months ended           Six months ended
                             June 30                     June 30
                         2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Natural gas
      (mcf/d)           123,104   108,978     13%   124,109   111,636     11%
     Crude oil
      (bbls/d)            9,311     6,615     41%     9,581     7,083     35%
     NGLs (bbls/d)        2,187     2,337    (6)%     2,309     2,369    (3)%
     -------------------------------------------------------------------------
     Total (boe/d)       32,015    27,115     18%    32,575    28,058     16%
     -------------------------------------------------------------------------
     Natural gas (%)        64%       67%               64%       67%
     Crude oil (%)          29%       24%               29%       25%
     NGLs (%)                7%        9%                7%        8%
     >>

     The Fund's total daily production averaged 32,015 boe/d for the three months and 32,575 boe/d for the six months ended June 30, 2008, an increase of
18% and 16%, respectively. Production increases were realized primarily due to the Sound acquisition. Natural declines and third party facility turnarounds have caused total production in the second quarter of 2008 to decrease 3% from
33,133 boe/d realized in the first quarter of 2008. Wet weather delays in the second quarter of 2008 prevented some of our new wells from being put into production that would have offset such declines. For 2008, we expect production to average approximately 32,000 to 34,000 boe/d, weighted 63% to natural gas.

     <<
     Commodity Prices and Marketing

     Natural Gas

                       Three months ended           Six months ended
                             June 30                     June 30
     ($/mcf)             2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Realized natural
      gas prices
       Excluding
        hedging        $  10.33  $   7.54     37%  $   9.11  $   7.58     20%
       Including
        hedging        $   9.18  $   7.52     22%  $   8.70  $   7.80     12%
     AECO monthly
      index            $   9.35  $   7.37     27%  $   8.24  $   7.42     11%
     >>

     Realized natural gas prices, excluding hedging, were considerably higher for the three and six months ended June 30, 2008 with a significant improvement from the first quarter of 2008. The 2007/2008 winter season in
North America has caused inventory levels that had been high prior to winter, to decline to approximately the five-year average. In addition, reduced liquefied natural gas imports into the US and the slowdown in natural gas drilling in Western Canada has provided upward price support. We believe that longer-term pricing fundamentals for natural gas will be supported due to: (i)
the continued strength of crude oil prices, which has eliminated the economic advantage of fuel switching away from natural gas, (ii) significantly less natural gas drilling in Canada projected for 2008, which will reduce productivity to offset declines, (iii) the increasing focus on resource style natural gas wells, which have high initial declines and require a higher threshold economic price than conventional gas drilling and (iv) the demand for natural gas for the Canadian oil sands projects.

     <<
     Crude Oil and NGLs

                       Three months ended           Six months ended
                             June 30                     June 30
     ($/bbl)             2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Realized crude
      oil prices
       Excluding
        hedging        $ 113.71  $  64.23     77%  $ 100.57  $  61.48     64%
       Including
        hedging        $ 102.83  $  64.37     60%  $  94.53  $  62.79     51%
     Realized NGLs
      prices
       Excluding
        hedging        $  95.02  $  55.05     73%  $  85.67  $  52.47     63%
     Realized crude
      oil and NGLs
      prices
       Excluding
        hedging        $ 110.15  $  61.84     78%  $  97.68  $  59.22     65%
       Including
        hedging        $ 101.34  $  61.93     64%  $  92.81  $  60.21     54%
     WTI ($US/bbl)     $ 124.00  $  65.02     91%  $ 110.98  $  61.59     80%
     $US/$Canadian
      exchange rate    $   0.99  $   0.91      9%  $   0.99  $   0.88     13%
     >>

     Advantage's crude oil prices are based on the benchmark pricing of West
Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. For the three and six months ended June 30,
2008, WTI increased 91% and 80%, respectively. Advantage's realized crude oil price has not changed to the same extent as WTI, owing to the Canadian dollar achieving parity with the US dollar, and changes in Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI has reached historic high levels. Many developments have resulted in the current price levels, including significant continuing geopolitical issues, general market speculation and ongoing supply concerns. As a result, prices have continued to increase, with
WTI recently surpassing US$140/bbl. However, we have recently seen a correction in the price levels as demand has appeared to decline, with WTI decreasing to approximately US$115/bbl. Regardless whether the current price level is sustainable or a short-term anomaly, we believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in Venezuela, Nigeria, and the
Middle East, (iii) strong relative world wide demand, particularly in China,
India and the United States and (iv) North American refinery capacity constraints.

     Commodity Price Risk

     The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the distributions to holders of Advantage Trust
Units. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivatives. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensure that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. Currently, the Fund has fixed the commodity price on anticipated production as follows:

     <<
                                    Approximate Production          Average
     Commodity                     Hedged, Net of Royalties          Price
     -------------------------------------------------------------------------
     Natural gas - AECO
       July to September 2008                 70%                Cdn$7.22/mcf
       October to December 2008               65%                Cdn$7.64/mcf
       -----------------------------------------------------------------------
       Total 2008                             56%                Cdn$7.52/mcf
       -----------------------------------------------------------------------
       January to March 2009                  64%                Cdn$7.87/mcf
       April to June 2009(1)                  29%                Cdn$8.76/mcf
       July to September 2009(1)              29%                Cdn$8.76/mcf
       October to December 2009(1)            29%                Cdn$8.76/mcf
       -----------------------------------------------------------------------
       Total 2009                             38%                Cdn$8.38/mcf
       -----------------------------------------------------------------------

     Crude Oil - WTI
       July to September 2008                 49%               Cdn$94.39/bbl
       October to December 2008               47%               Cdn$94.39/bbl
       -----------------------------------------------------------------------
       Total 2008                             40%               Cdn$94.07/bbl
       -----------------------------------------------------------------------
       January to March 2009                  33%               Cdn$95.84/bbl

     (1) Derivative contracts entered into after June 30, 2008.
     >>

     For the six month period ended June 30, 2008, we recognized in income a realized derivative loss of $19.7 million (June 30, 2007 - $6.2 million realized derivative gain). As at June 30, 2008, the fair value of the derivatives outstanding and to be settled from July 2008 to March 2009 was a net liability of approximately $121.7 million (December 31, 2007 -
$2.2 million net asset). For the six months ended June 30, 2008, $123.9 million was recognized in income as an unrealized derivative loss due to changes in the fair values of these contracts since December 31, 2007. The valuation of the derivatives is the estimated fair value to settle the contracts as at June 30, 2008 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the unrealized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. These fair values are extremely sensitive to assumptions regarding forward commodity prices and such prices have declined significantly since June 30, 2008. As a result, at August
14, 2008, it is estimated that the net liability of our derivatives at June
30, 2008, have reduced by approximately $70 million. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts will settle from July 2008 to March 2009 corresponding to when
Advantage will receive revenues from production.

     <<
     Royalties

                       Three months ended           Six months ended
                             June 30                     June 30
                          2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Royalties
      ($000)           $ 46,173  $ 22,749    103%  $ 80,054  $ 48,914     64%
       per boe         $  15.85  $   9.22     72%  $  13.50  $   9.63     40%
     As a percentage
      of revenue,
      excluding
      hedging             20.0%     18.2%    1.8%     19.2%     19.2%       -
     >>

     Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties have increased in total due to the increase in revenue from higher production and commodity prices. Royalties as a percentage of revenue, excluding hedging, have increased as higher prices generally attract a higher royalty rate. Royalty rates are dependent on prices and individual well production levels such that average royalty rates will vary as the nature of our properties change through ongoing development activities and acquisitions. We expect the royalty rate to be in the range of 18% to 20% for the remainder of 2008 given the current environment.

     <<
     Operating Costs

                       Three months ended           Six months ended
                             June 30                     June 30
                         2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Operating costs
      ($000)           $ 39,917  $ 26,919     48%  $ 80,189  $ 57,189     40%
       per boe         $  13.70  $  10.91     26%  $  13.53  $  11.26     20%
     >>

     Total operating costs increased 48% for the three months and 40% for the six months ended June 30, 2008 as compared to 2007, mainly due to increased production from the Sound acquisition, which closed September 5, 2007. Total operating costs for the three months ended June 30, 2008 was slightly down from $40.3 million incurred in the three months ended March 31, 2008.
Operating costs per boe increased 26% for the three months and 20% for the six months ended June 30, 2008, due to severe cold weather experienced in the first quarter of 2008, lower production volumes resulting from several third party facility turnaround maintenance outages in the second quarter of 2008, a higher percentage of oil properties which incur higher operating costs than gas properties, and escalating costs including electricity, chemicals, gas processing fees, and transportation. We will continue to be opportunistic and proactive in pursuing optimization initiatives that will improve our operating cost structure. We expect that operating costs per boe will be in the range of
$13.40 to $13.90 for the remainder of the 2008 year.

     <<
     General and Administrative

                       Three months ended           Six months ended
                             June 30                     June 30
                         2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     General and
      administrative
      expense ($000)   $  5,763  $  4,861     19%  $ 12,995  $  9,577     36%
       per boe         $   1.98  $   1.97       -  $   2.19  $   1.89     16%
     Employees at
      June 30                                           174       135     29%
     >>

     Total general and administrative ("G&A") expense has increased 19% and
36% for the three and six months ended June 30, 2008. The higher total G&A expense has been primarily due to an increase in staff levels that have resulted from the Sound acquisition, general growth of the Fund, and a one-time payment to terminate an office lease that occurred in the first quarter of 2008. Total G&A expense has decreased 20% as compared to the first quarter of 2008.

     <<
     Management Internalization

                       Three months ended           Six months ended
                             June 30                     June 30
                         2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Management
      internalization
      ($000)           $  2,439  $  5,350   (54)%  $  4,930  $ 10,719   (54)%
       per boe         $   0.84  $   2.17   (61)%  $   0.83  $   2.11   (61)%
     >>

     In 2006, the Fund and the Manager reached an agreement to internalize the pre-existing management contract arrangement. As part of the agreement,
Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the Arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a 3-year period and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided. The management internalization is lower for the three and six months as one third vested and was paid in June
2007 with an additional one third vested and paid in June 2008.

     <<
     Interest

                       Three months ended           Six months ended
                             June 30                     June 30
                         2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Interest expense
      ($000)           $  7,118  $  5,005     42%  $ 14,884  $ 10,192     46%
       per boe         $   2.44  $   2.03     20%  $   2.51  $   2.01     25%
     Average effective
      interest rate        5.1%      5.4%  (0.3)%      5.4%      5.4%       -
     Bank indebtedness
      at June 30 ($000)                            $547,946  $377,812     45%
     >>

     Total interest expense and interest expense per boe increased as compared to 2007 primarily due to the additional debt assumed by the Fund from the
Sound acquisition on September 5, 2007. Interest expense versus the first quarter of 2008 was 8% less as our debt level decreased during the second quarter of 2008. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our
Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 5.4% for the six months ended June 30, 2008. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

     <<
     Interest and Accretion on Convertible Debentures

                       Three months ended           Six months ended
                             June 30                     June 30
                         2008      2007  % change    2008      2007  % change
     -------------------------------------------------------------------------
     Interest on
      convertible
      debentures
      ($000)           $  4,204  $  3,293     28%  $  8,391  $  6,531     28%
       per boe         $   1.44  $   1.33      8%  $   1.42  $   1.29     10%
     Accretion on
      convertible
      debentures
      ($000)           $    720  $    605     19%  $  1,440  $  1,204     20%
       per boe         $   0.25  $   0.25       -  $   0.24  $   0.24       -
     Convertible
      debentures
      maturity value
      at June 30 ($000)                            $224,587  $180,725     24%
     >>

     Interest and accretion on convertible debentures has increased compared to 2007 due to Advantage assuming Sound's 8.75% and 8.00% convertible debentures on the acquisition. The increased interest and accretion from the additional debentures has been slightly offset by the maturation of the 10%
convertible debentures with a face value of $1.4 million on November 1, 2007.
The interest per boe for 2008 is slightly higher as our convertible debentures outstanding have somewhat increased relative to our level of production.

     <<
     Depletion, Depreciation and Accretion

                   Three months ended             Six months ended
                         June 30                       June 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Depletion,
      depreciation
      and accretion
      ($000)       $ 74,704  $ 61,365        22% $151,584  $125,283        21%
       per boe     $  25.64  $  24.87         3% $  25.57  $  24.67         4%
     >>

     Depletion and depreciation of property and equipment is provided on the
"unit-of-production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has increased in total due to the increase in production and fixed assets in comparison to the three and six months ended June 30, 2007, mainly attributed to the Sound acquisition. The slight increase in the DD&A rate per boe compared to the prior year is due to high capital expenditures in the first half of 2008 and the higher value assigned to the Sound acquisition than accumulated from prior development activities.

     Taxes

     Current taxes paid or payable for the quarter ended June 30, 2008 amounted to $0.9 million, as compared to the $0.2 million expensed for the same period of 2007. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan.
     Future income taxes arise from differences between the accounting and tax bases of the assets and liabilities. For the six months ended June 30, 2008, the Fund recognized an income tax reduction of $44.0 million compared to a reduction of $16.3 million for 2007. As at June 30, 2008, the Fund had a future income tax liability of $22.7 million compared to $66.7 million at
December 31, 2007.
     Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to
Unitholders and as a result no cash income taxes would be paid by the operating company or the Fund prior to 2011. However, the Specified Investment
Flow-Through Entity ("SIFT") tax legislation was enacted on June 22, 2007 altering the tax treatment by subjecting income trusts to a two-tier tax structure, similar to that of corporations, whereby the taxable portion of distributions paid by trusts will be subject to tax at the trust level and at the Unitholder level. The rules are effective for tax years beginning in 2011 for existing publicly-traded trusts. The effect of the new tax law was recognized in the future income tax expense and liability for the year ended
December 31, 2007. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.
     On July 14, 2008, the Department of Finance released draft legislative proposals to facilitate the conversion of SIFT trusts into corporations. In general, the rules are meant to ensure that existing SIFT's can choose to reorganize as corporations on a tax efficient basis without undue tax effects for unitholders and the SIFT trust. It is expected that the draft legislative proposals will form part of a bill to be introduced into Parliament later in
2008. Management continues to review the impact of the SIFT tax on its business strategy and the Fund's organizational structure.

     <<
     Net Income (Loss)

                   Three months ended             Six months ended
                         June 30                       June 30
                     2008      2007    % change    2008      2007    % change
     -------------------------------------------------------------------------
     Net income
      (loss)
      ($000)       $(14,369) $  4,531     (417)% $(38,491) $  4,872     (890)%
       per Trust
        Unit  -
        Basic and
        diluted    $  (0.10) $   0.04     (350)% $  (0.28) $   0.04     (800)%
     >>

     Advantage has experienced net losses for 2008 as compared to the similar periods of 2007. Although higher production and commodity prices in the three and six months ended June 30, 2008 resulted in considerable increased revenue, this was more than offset by unrealized losses on derivatives of $62.7 million and $123.9 million for the three and six months ended June 30, 2008, respectively. The unrealized losses on derivatives are due to improved forward commodity prices as compared to the prices per the open derivative positions.
The unrealized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts will settle from
July 2008 to March 2009 corresponding to when Advantage will receive revenues from production.

     <<
     Cash Netbacks

                                                 Three months ended
                                                       June 30
                                              2008                2007
                                         $000     per boe    $000     per boe
     -------------------------------------------------------------------------
     Revenue                           $230,953  $  79.27  $125,131  $  50.71
     Realized gain (loss) on
      derivatives                       (22,085)    (7.58)      (56)    (0.02)
     Royalties                          (46,173)   (15.85)  (22,749)    (9.22)
     Operating costs                    (39,917)   (13.70)  (26,919)   (10.91)
     -------------------------------------------------------------------------
     Operating                         $122,778  $  42.14  $ 75,407  $  30.56
     General and administrative(1)       (6,831)    (2.34)   (4,232)    (1.72)
     Interest                            (7,118)    (2.44)   (5,005)    (2.03)
     Interest on convertible
      debentures(1)                      (4,204)    (1.44)   (3,293)    (1.33)
     Income and capital taxes              (871)    (0.30)     (243)    (0.10)
     -------------------------------------------------------------------------
     Funds from operations             $103,754  $  35.62  $ 62,634  $  25.38
     -------------------------------------------------------------------------

                                                  Six months ended
                                                       June 30
                                              2008                2007
                                         $000     per boe    $000     per boe
     -------------------------------------------------------------------------
     Revenue                           $417,051  $  70.35  $254,403  $  50.09
     Realized gain (loss) on
      derivatives                       (19,678)    (3.32)    6,174      1.22
     Royalties                          (80,054)   (13.50)  (48,914)    (9.63)
     Operating costs                    (80,189)   (13.53)  (57,189)   (11.26)
     -------------------------------------------------------------------------
     Operating                         $237,130  $  40.00  $154,474  $  30.42
     General and administrative(1)      (13,924)    (2.35)   (8,948)    (1.76)
     Interest                           (14,884)    (2.51)  (10,192)    (2.01)
     Interest on convertible
      debentures(1)                      (8,391)    (1.42)   (6,531)    (1.29)
     Income and capital taxes            (1,559)    (0.26)     (524)    (0.10)
     -------------------------------------------------------------------------
     Funds from operations             $198,372  $  33.46  $128,279  $  25.26
     -------------------------------------------------------------------------
     (1) General and administrative expense excludes non-cash unit-based compensation expense. Interest on convertible debentures excludes non-cash accretion expense.
     >>

     Funds from operations of Advantage increased for both the three and six months ended June 30, 2008, compared to corresponding periods in 2007, due primarily to additional production from the Sound acquisition and greatly improved commodity prices. Cash netbacks per boe are also higher due to stronger realized commodity prices. Increased cash netbacks were partially offset by realized losses on derivatives, and increased operating expenses and royalties. Realized hedging losses resulted from the higher commodity price environment as the Fund entered derivative contracts to lessen commodity price fluctuations, which can positively or negatively impact cash flows and resulting distributions. Operating costs have steadily increased over the past year due to significantly higher field costs associated with supplies and services, an overall industry labour cost increase, and higher relative operating costs from the Sound acquisition. Specific to the Fund, we have experienced production outages caused by weather and turnaround shut-downs in
2008. Royalties have increased as would be expected since they are generally based on current commodity prices.

     Contractual Obligations and Commitments

     The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

     <<
                                     Payments due by period
     ($ millions)    Total     2008      2009      2010      2011      2012
     -------------------------------------------------------------------------
     Building
      leases       $   13.4  $    2.1  $    4.1  $    4.1  $    1.8  $    1.3
     Capital leases     7.0       0.8       2.1       2.2       1.9         -
     Pipeline/
      transportation    5.7       2.0       2.4       1.0       0.3         -
     Convertible
      debentures(1)   224.6       5.4      87.0      69.9      62.3         -
     -------------------------------------------------------------------------
     Total
      contractual
      obligations  $  250.7  $   10.3  $   95.6  $   77.2  $   66.3  $    1.3
     -------------------------------------------------------------------------

     (1) As at June 30, 2008, Advantage had $224.6 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to Trust Units based on an established conversion price.
         The Fund settled the principal amount of 9.00% convertible debenture by payment of $5.4 million in cash on August 1, 2008. All remaining obligations related to convertible debentures have the option to be settled through the issuance of Trust Units.
     (2) Bank indebtedness of $547.9 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term.

     Liquidity and Capital Resources

     The following table is a summary of the Fund's capitalization structure.

     ($000, except as otherwise indicated)                      June 30, 2008
     -------------------------------------------------------------------------
     Bank indebtedness (long-term)                                $   547,946
     Working capital deficit(1)                                        42,201
     -------------------------------------------------------------------------
     Net debt                                                     $   590,147
     -------------------------------------------------------------------------
     Trust Units outstanding (000)                                    140,271
     Trust Unit closing market price ($/Trust Unit)               $     13.15
     -------------------------------------------------------------------------
     Market value                                                 $ 1,844,563
     -------------------------------------------------------------------------
     Convertible debentures maturity value (long-term)            $   184,489
     Capital lease obligation (long-term)                               5,008
     -------------------------------------------------------------------------
     Total capitalization                                         $ 2,624,207
     -------------------------------------------------------------------------

     (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures.
     >>

     Unitholders' Equity and Convertible Debentures

     Advantage has utilized a combination of Trust Units, convertible debentures and bank debt to finance acquisitions and development activities.
     As at June 30, 2008, the Fund had 140.3 million Trust Units outstanding.
During the six months ended June 30, 2008, 1,854,776 Trust Units were issued as a result of the Premium Distribution(TM), Distribution Reinvestment and
Optional Trust Unit Purchase Plan (the "Plan"), generating $19.5 million reinvested in the Fund and representing an approximate 20% participation rate
(for six months ended June 30, 2007, 2,076,686 Trust Units were issued under the Plan, generating $24.6 million reinvested in the Fund). As at August 14,
2008, Advantage had 140.6 million Trust Units issued and outstanding.
     At both June 30, 2008 and December 31, 2007, the Fund had $224.6 million convertible debentures outstanding that were immediately convertible to
9.8 million Trust Units based on the applicable conversion prices. During the period ended June 30, 2008, $25,000 debentures were converted resulting in the issuance of 1,001 Trust Units. As at August 14, 2008, the convertible debentures outstanding have decreased to $219.2 million given that the 9.00%
debentures matured on August 1, 2008, resulting in a cash payment of
$5,392,000 to the debenture holders.
     Advantage has a Trust Units Rights Incentive Plan for external directors as approved by the Unitholders of the Fund. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of
400,000 rights granted since inception. The initial exercise price of rights granted under the plan may not be less than the current market price of the
Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders.
In June 2008, all remaining 150,000 outstanding rights were exercised at
$8.60 per right for total cash proceeds of $1,290,000, of which $322,500 was received after June 30, 2008.

     Bank Indebtedness, Credit Facility and Other Obligations

     At June 30, 2008, Advantage had bank indebtedness outstanding of
$547.9 million. The Fund has a $710 million credit facility agreement consisting of a $690 million extendible revolving loan facility and a
$20 million operating loan facility. The current credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. During the second quarter, the Fund repaid
$15.6 million of bank indebtedness due to the strength of our operating results. Bank indebtedness is relatively unchanged from December 31, 2007. In
June 2008, the Fund renewed its credit facilities for a further year with the next annual review scheduled to occur in June 2009.
     Advantage had a working capital deficiency of $42.2 million as at
June 30, 2008. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations and convertible debentures. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required.
     Advantage has capital lease obligations on various pieces of equipment used in its operations. The total amount of principal obligation outstanding at June 30, 2008 is $6.3 million, bearing interest at effective rates ranging from 5.5% to 6.7%, and is collateralized by the related equipment. The leases expire at dates ranging from December 2009 to August 2010.

     <<
     Capital Expenditures
                                       Three months ended   Six months ended
                                             June 30             June 30
     ($000)                              2008      2007      2008      2007
     -------------------------------------------------------------------------
     Land and seismic                  $     11  $  1,581  $  4,181  $  3,921
     Drilling, completions
      and workovers                       9,425    15,475    46,169    42,610
     Well equipping and facilities       11,978     8,464    37,576    28,574
     Other                                  218       158       609       269
     -------------------------------------------------------------------------
                                       $ 21,632  $ 25,678  $ 88,535  $ 75,374
     Property acquisitions                    -         -         -    12,851
     Property dispositions                    -         -       (91)     (427)
     -------------------------------------------------------------------------
     Total capital expenditures        $ 21,632  $ 25,678  $ 88,444  $ 87,798
     -------------------------------------------------------------------------
     >>

     Advantage's growth strategy has been to acquire properties in or near areas where we have large land positions, shallow to medium depth drilling opportunities, and a balance of year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks.
Advantage is very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base. As a result, the Fund has a high level of flexibility to distribute its capital program and ensure a risk-balanced platform of projects. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.
     For the three month period ended June 30, 2008, the Fund spent a net
$21.6 million. The majority of the capital expenditures for this quarter related to completions, tie-ins and the addition of new facilities related to bringing production on-stream from wells drilled during the very active first quarter winter drilling program. As operations wound down with the onset of seasonal spring breakup, only 3 net (4 gross) wells were drilled in the second quarter. Total capital spending in the quarter included $8.5 million at Nevis,
$2.4 million at Sousa, $1.3 million at Glacier, $1.2 million at Willesden
Green, and $1.2 million at Martin Creek.
     On June 27, 2008, the Board of Directors approved an increase of
$55.0 million to the 2008 capital expenditures budget, bringing the 2008 total capital expenditure budget to $200.0 million. It is anticipated that these additional expenditures can be fully funded with funds from operations, and therefore no incremental debt or other financing will be required. The increased capital spending will be primarily directed towards further drilling in our Montney natural gas resource play at Glacier in Northwest Alberta with the balance directed towards additional opportunities that have resulted from increased commodity prices.

     Sources and Uses of Funds

     The following table summarizes the various funding requirements during the six months ended June 30, 2008 and 2007 and the sources of funding to meet those requirements:

     <<
                                                            Six months ended
                                                                 June 30
     ($000)                                                  2008      2007
     -------------------------------------------------------------------------
     Sources of funds
       Funds from operations                               $198,372  $128,279
       Units issued, net of costs                               925   104,486
       Increase in bank indebtedness                            520         -
       Property dispositions                                     91       427
     -------------------------------------------------------------------------
                                                           $199,908  $233,192
     -------------------------------------------------------------------------
     Uses of funds
       Expenditures on property and equipment              $ 88,535  $ 75,374
       Distributions to Unitholders                          80,632    79,305
       Increase in working capital                           23,882    27,123
       Expenditures on asset retirement                       5,947     3,707
       Reduction of capital lease obligations                   912     2,070
       Decrease in bank indebtedness                              -    32,762
       Property acquisitions                                      -    12,851
     -------------------------------------------------------------------------
                                                           $199,908  $233,192
     -------------------------------------------------------------------------
     >>

     The Fund has enjoyed a substantial increase in funds from operations during 2008 from the higher production levels and stronger commodity price environment. As a result, the Fund has been able to adequately finance its capital expenditures and distributions to Unitholders without additional debt.
We believe that our current strategy, including our capital program and distribution level, are balanced and will continue to ensure that Advantage is well positioned for future growth.

     <<
     Quarterly Performance

                                          2008                    2007
     ($000, except as
      otherwise indicated)           Q2          Q1          Q4          Q3
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)        123,104     125,113     128,556     115,991
       Crude oil and NGLs
        (bbls/d)                   11,498      12,281      12,895      10,014
       Total (boe/d)               32,015      33,133      34,321      29,346
     Average prices
       Natural gas ($/mcf)
         Excluding hedging      $   10.33   $    7.90   $    6.23   $    5.62
         Including hedging      $    9.18   $    8.23   $    6.97   $    6.35
         AECO monthly index     $    9.35   $    7.13   $    6.00   $    5.62
       Crude oil and NGLs
        ($/bbl)
         Excluding hedging      $  110.15   $   85.99   $   73.40   $   69.03
         Including hedging      $  101.34   $   84.83   $   70.40   $   68.51
         WTI ($US/bbl)          $  124.00   $   97.96   $   90.63   $   75.33
     Total revenues (before
      royalties)                $ 208,868   $ 188,505   $ 165,951   $ 130,830
     Net income (loss)          $ (14,369)  $ (24,122)  $  13,795   $ (26,202)
       per Trust Unit -
        basic and diluted       $   (0.10)  $   (0.18)  $    0.10   $   (0.22)
     Funds from operations      $ 103,754   $  94,618   $  80,519   $  62,345
     Distributions declared     $  50,364   $  50,021   $  57,875   $  55,017

                                          2007                    2006
     ($000, except as
      otherwise indicated)           Q2          Q1          Q4          Q3
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)        108,978     114,324     117,134     122,227
       Crude oil and NGLs
        (bbls/d)                    8,952       9,958       9,570       9,330
       Total (boe/d)               27,115      29,012      29,092      29,701
     Average prices
       Natural gas ($/mcf)
         Excluding hedging      $    7.54   $    7.61   $    6.90   $    5.89
         Including hedging      $    7.52   $    8.06   $    7.27   $    5.90
         AECO monthly index     $    7.37   $    7.46   $    6.36   $    6.03
       Crude oil and NGLs
        ($/bbl)
         Excluding hedging      $   61.84   $   56.84   $   54.58   $   67.77
         Including hedging      $   61.93   $   58.64   $   55.86   $   67.77
         WTI ($US/bbl)          $   65.02   $   58.12   $   60.21   $   70.55
     Total revenues (before
      royalties)                $ 125,075   $ 135,502   $ 127,539   $ 124,521
     Net income (loss)          $   4,531   $     341   $   8,736   $   1,209
       per Trust Unit -
        basic and diluted       $    0.04   $    0.00   $    0.08   $    0.01
     Funds from operations      $  62,634   $  65,645   $  62,737   $  63,110
     Distributions declared     $  52,096   $  50,206   $  58,791   $  60,498
     >>

     The table above highlights the Fund's performance for the second quarter of 2008 and also for the preceding seven quarters. A combination of natural reserve declines and spring breakup resulted in production decreases from the third quarter of 2006 through the second quarter of 2007. The second quarter of 2007 was further disrupted by several facility turnarounds in that period.
The Sound acquisition closed on September 5, 2007, and significantly increased production for the third and fourth quarters of 2007. Production has gradually decreased since the acquisition of Sound once again due to natural declines combined with spring breakup and facility turnarounds that occurred in the second quarter of 2008. Financial results have also steadily improved during these periods, particularly revenues and funds from operations, as both commodity prices and production have generally increased. We experienced a net loss in the third quarter of 2007 due to a significant drop in natural gas prices realized at that time, amortization of the management internalization consideration and increased depletion and depreciation expense. Net income increased in the fourth quarter of 2007 due to the full integration of the
Sound acquisition and moderately improved commodity prices. Net losses were realized in the first and second quarters of 2008, primarily as a result of significant unrealized losses on hedging positions for future periods. These losses are not cash and have no impact on our cash position, funds from operations, or our distributions.

     Critical Accounting Estimates

     The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition.
     Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of fixed assets, the provision for asset retirement costs and related accretion expense, and impairment calculations for fixed assets and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.
     Management's process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, and the fair values assigned to any acquired company's assets and liabilities in a business combination is based on estimates. These estimates are significant and can include reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.
     In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time.
As such, the unrealized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

     International Financial Reporting Standards ("IFRS")

     In February 2008, the Accounting Standards Board of the Canadian
Institute of Chartered Accountants confirmed that publicly accountable entities will be required to adopt IFRS effective January 1, 2011, including preparation of comparative financial information. Management is currently evaluating the effects of adopting IFRS on its financial statements and is in the planning stage, including assessment and evaluation of key differences between Canadian GAAP and IFRS. Upon completion of this initial diagnosis stage, we will be organizing a detailed project plan to ensure all accounting differences are dealt with and implemented in a timely manner such that
Advantage's financial statements are prepared in accordance with IFRS by the required deadline.

     Controls and Procedures

     The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund.
Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and Vice-President, Finance and
Chief Financial Officer, individually, sign certifications that the financial statements, together with the other financial information included in the regular filings, fairly present in all material respects the financial condition, results of operations, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings. During the six months ended June 30, 2008, there were no significant changes that would materially affect, or are reasonably likely to materially affect, the internal controls over financial reporting.
     Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Outlook

     The Fund's 2008 Budget, as approved by the Board of Directors, retains a high degree of activity and focus on drilling in many of our key properties where a high level of success was realized through 2007. Capital has also been directed to delineate the Montney natural gas resource play at Glacier in
Northwest Alberta and to accommodate facility expansions and enhanced recovery schemes as necessary.
     For 2008, we are forecasting production to be in the range of 32,000 to
34,000 boe/d. Advantage's 2008 capital expenditures budget was originally estimated to be approximately $145 million to drill approximately 143 gross
(88 net) wells. On June 27, 2008, the Board approved an increase of
$55 million to the capital budget, bringing the 2008 total capital budget to
$200 million. The additional capital spending will be directed primarily towards the Montney natural gas resource play at Glacier in Northwest Alberta, and any remainder towards additional opportunities. During the first quarter of 2008, the Fund drilled five vertical delineation wells in the Glacier property which helped confirm geological formations, reservoir productivity and pool continuity. Additional activity will be pursued during the balance of
2008 to further define longer term development plans. The Glacier property is accessible through most of the year and rigs have been secured to drill the additional wells. Approximately $39 million will be spent on the next phase of development at Glacier where the Fund plans to drill five gross horizontal wells, five gross vertical delineation wells and initiate infrastructure expansion.
     Operating costs on an annual basis are expected to now range between
$13.40 and $13.90 per boe. Industry supply, servicing and maintenance costs have increased during the first six months of 2008 driven primarily from higher crude oil and natural gas prices. In particular, we have seen significant increases from electrical power costs, processing fees, steel and chemicals.
     On October 25, 2007, the Alberta Provincial Government announced changes to royalties for conventional oil, natural gas and oil sands that will become effective January 1, 2009. Royalty rates will be commodity price sensitive and dependent on individual well productivity. Advantage has a significant number of lower rate wells producing within our long life Alberta properties. We also have a significant Horseshoe Canyon coal bed methane drilling inventory that can be pursued which will also have a favorable royalty treatment due to lower rate per well characteristics. Our exposure in Northeast British Columbia and
Saskatchewan also affords us further flexibility with mitigating the royalty impact in our capital program. If the current higher price commodity environment were to continue, we would expect our future royalty rates to be higher than what we have historically experienced under the current royalty regime. We anticipate our royalty rates will range from 18% to 20% for the
2008 year.
     Advantage's funds from operations in 2008 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Canadian exchange rate. Hedging has been completed for 2008 and a portion of 2009 to
(i) stabilize cash flows and (ii) ensure that the Fund's capital program is substantially funded out of cash flow. Approximately 56% of our natural gas production, net of royalties, is hedged for the 2008 calendar year at an average price of $7.52 Canadian per mcf. Advantage has also hedged 40% of its
2008 crude oil production, net of royalties, at an average price of
$94.07 Canadian per bbl.
     Advantage will continue to follow its strategy of acquiring properties that provide highly economic development opportunities to enhance long-term cash flow. Advantage will also continue to focus on efficient production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years and from the significant inventory of drilling opportunities that has resulted from the Ketch and Sound acquisitions.
     Looking forward, Advantage's high quality assets combined with a greater than five year conventional drilling inventory, exposure to the Montney natural gas resource play and excellent tax pools provides many options for the Fund and we are committed to maximizing value generation for our
Unitholders.

     Additional Information

     Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

     August 14, 2008

     <<
                       CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets

                                                         June 30, December 31,
     (thousands of dollars)                                  2008        2007
     -------------------------------------------------------------------------
                                                       (unaudited)
     Assets
     Current assets
       Accounts receivable                             $  117,925  $   95,474
       Prepaid expenses and deposits                       14,939      21,988
       Derivative asset (note 10)                             545       7,027
     -------------------------------------------------------------------------
                                                          133,409     124,489
     Derivative asset (note 10)                                 -         174
     Fixed assets (note 3)                              2,125,736   2,177,346
     Goodwill                                             120,271     120,271
     -------------------------------------------------------------------------
                                                       $2,379,416  $2,422,280
     -------------------------------------------------------------------------
     Liabilities
     Current liabilities
       Accounts payable and accrued liabilities        $  117,232  $  122,087
       Distributions payable to Unitholders                16,833      16,592
       Current portion of capital lease
        obligations (note 4)                                1,270       1,537
       Current portion of convertible
        debentures (note 5)                                39,730       5,333
       Derivative liability (note 10)                     122,246       2,242
     -------------------------------------------------------------------------
                                                          297,311     147,791
     Derivative liability (note 10)                             -       2,778
     Capital lease obligations (note 4)                     5,008       5,653
     Bank indebtedness (note 6)                           547,946     547,426
     Convertible debentures (note 5)                      179,221     212,203
     Asset retirement obligations (note 7)                 62,797      60,835
     Future income taxes                                   22,683      66,727
     -------------------------------------------------------------------------
                                                        1,114,966   1,043,413
     -------------------------------------------------------------------------
     Unitholders' Equity
     Unitholders' capital (note 8)                      2,053,471   2,027,065
     Convertible debentures equity component (note 5)       9,632       9,632
     Contributed surplus (note 8)                              58       2,005
     Accumulated deficit (note 9)                        (798,711)   (659,835)
     -------------------------------------------------------------------------
                                                        1,264,450   1,378,867
     -------------------------------------------------------------------------
                                                       $2,379,416  $2,422,280
     -------------------------------------------------------------------------
     Commitments (note 12)

     see accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Income (Loss),
     Comprehensive Income (Loss) and Accumulated Deficit

     (thousands of dollars,       Three months ended       Six months ended
      except for per Trust        June 30,    June 30,    June 30,    June 30,
      Unit amounts) (unaudited)      2008        2007        2008        2007
     -------------------------------------------------------------------------
     Revenue
       Petroleum and natural
        gas                    $  230,953  $  125,131  $  417,051  $  254,403
       Realized gain (loss) on
        derivatives (note 10)     (22,085)        (56)    (19,678)      6,174
       Unrealized gain (loss)
        on derivatives (note 10)  (62,696)     10,126    (123,882)     (1,903)
       Royalties                  (46,173)    (22,749)    (80,054)    (48,914)
     -------------------------------------------------------------------------
                                   99,999     112,452     193,437     209,760
     -------------------------------------------------------------------------
     Expenses
       Operating                   39,917      26,919      80,189      57,189
       General and administrative   5,763       4,861      12,995       9,577
       Management internalization
        (note 8)                    2,439       5,350       4,930      10,719
       Interest                     7,118       5,005      14,884      10,192
       Interest and accretion on
        convertible debentures      4,924       3,898       9,831       7,735
       Depletion, depreciation
        and accretion              74,704      61,365     151,584     125,283
     -------------------------------------------------------------------------
                                  134,865     107,398     274,413     220,695
     -------------------------------------------------------------------------
     Income (loss) before taxes   (34,866)      5,054     (80,976)    (10,935)
     Future income tax expense
      (reduction)                 (21,368)        280     (44,044)    (16,331)
     Income and capital taxes         871         243       1,559         524
     -------------------------------------------------------------------------
                                  (20,497)        523     (42,485)    (15,807)
     -------------------------------------------------------------------------
     Net income (loss) and
      comprehensive income (loss) (14,369)      4,531     (38,491)      4,872
     Accumulated deficit,
      beginning of period        (733,978)   (486,971)   (659,835)   (437,106)
     Distributions declared       (50,364)    (52,096)   (100,385)   (102,302)
     -------------------------------------------------------------------------
     Accumulated deficit, end
      of period                $ (798,711) $ (534,536) $ (798,711)  $(534,536)
     -------------------------------------------------------------------------
     Net income (loss) per
      Trust Unit (note 8)
       Basic and diluted       $    (0.10) $     0.04  $    (0.28)  $    0.04
     -------------------------------------------------------------------------

     see accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Cash Flows

                                  Three months ended       Six months ended
     (thousands of dollars)       June 30,    June 30,    June 30,    June 30,
     (unaudited)                     2008        2007        2008        2007
     -------------------------------------------------------------------------
     Operating Activities
     Net income (loss)         $  (14,369) $    4,531  $  (38,491) $    4,872
     Add (deduct) items not
      requiring cash:
       Unrealized loss (gain)
        on derivatives             62,696     (10,126)    123,882       1,903
       Unit-based compensation     (1,068)        629        (929)        629
       Management internalization   2,439       5,350       4,930      10,719
       Accretion on convertible
        debentures                    720         605       1,440       1,204
       Depletion, depreciation
        and accretion              74,704      61,365     151,584     125,283
       Future income taxes        (21,368)        280     (44,044)    (16,331)
     Expenditures on asset
      retirement                     (982)        302      (5,947)     (3,707)
     Changes in non-cash
      working capital              (8,890)    (13,004)    (16,950)    (24,120)
     -------------------------------------------------------------------------
     Cash provided by
      operating activities         93,882      49,932     175,475     100,452
     -------------------------------------------------------------------------
     Financing Activities
     Units issued, net of
      costs (note 8)                  967         386         925     104,486
     Increase (decrease) in
      bank indebtedness           (15,554)     23,369         520     (32,762)
     Reduction of capital
      lease obligations              (306)     (1,719)       (912)     (2,070)
     Distributions to Unitholders (40,330)    (39,767)    (80,632)    (79,305)
     -------------------------------------------------------------------------
     Cash used in financing
      activities                  (55,223)    (17,731)    (80,099)     (9,651)
     -------------------------------------------------------------------------
     Investing Activities
     Expenditures on property
      and equipment               (21,632)    (25,678)    (88,535)    (75,374)
     Property acquisitions              -           -           -     (12,851)
     Property dispositions              -           -          91         427
     Changes in non-cash
      working capital             (17,027)     (6,523)     (6,932)     (3,003)
     -------------------------------------------------------------------------
     Cash used in investing
      activities                  (38,659)    (32,201)    (95,376)    (90,801)
     -------------------------------------------------------------------------
     Net change in cash                 -           -           -           -
     Cash, beginning of period          -           -           -           -
     -------------------------------------------------------------------------
     Cash, end of period       $        -  $        -  $        -  $        -
     -------------------------------------------------------------------------

     Supplementary Cash Flow
      Information
       Interest paid           $   10,013  $   10,171  $   18,579  $   17,176
       Taxes paid              $      638  $      469  $      792  $      830

     see accompanying Notes to Consolidated Financial Statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     June 30, 2008 (unaudited)

     All tabular amounts in thousands except as otherwise indicated.

     The interim consolidated financial statements of Advantage Energy Income
     Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2007, except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2007 as set out in Advantage's Annual Report.

     1.  Changes in Accounting Policies

         (a) Capital disclosures

         Effective January 1, 2008, the Fund adopted CICA Handbook Section
         1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital.
         The adoption of this Section requires that information on capital management be included in the notes to the consolidated financial statements (note 11). This new standard does not have any effect on our financial position or results of operations.

         (b) Comparative figures

         Certain comparative figures have been reclassified to conform to the current year's presentation.

         (c) Recent accounting changes not implemented

             (i) Goodwill and intangible assets

             In February 2008, the CICA issued Section 3064, Goodwill and
             Intangible Assets, replacing Section 3062, Goodwill and Other
             Intangible Assets and Section 3450, Research and Development
             Costs. The new Section will become effective January 1, 2009.
             Management has evaluated the new Section and there will be no impact for the financial statements of the Fund. The only
             applicable item for the Fund is goodwill, and the standards concerning goodwill are unchanged from the prior standard.

             (ii) International Financial Reporting Standards ("IFRS")

             In February 2008, the CICA Accounting Standards Board confirmed that IFRS will replace Canadian GAAP effective January 1, 2011 for publicly accountable enterprises. Management is currently evaluating the effects of all current and pending pronouncements of the International Accounting Standards Board on the financial statements of the Fund, and is developing a plan for
            implementation.

     2.  Sound Energy Trust Acquisition

         On September 5, 2007, Advantage acquired all of the issued and outstanding Trust Units and Exchangeable Shares of Sound Energy Trust
         ("Sound") for $21.4 million cash consideration, 16,977,184 Advantage
         Trust Units and $0.9 million of acquisition costs. Sound Unitholders and Exchangeable Shareholders could elect to receive 0.30 Advantage
         Trust Units for each Sound Trust Unit or receive $0.66 in cash and
         0.2557 Advantage Trust Units for each Sound Trust Unit. All of the
         Sound Exchangeable Shares were exchanged for Advantage Trust Units on the same ratio as the Sound Trust Units based on the conversion ratio in effect at the effective date of the acquisition. Sound was an energy trust engaged in the development, acquisition and production of natural gas and crude oil in western Canada. The acquisition is being accounted for using the "purchase method" with the results of operations included in the consolidated financial statements as of the closing date of the acquisition.

         The purchase price has been allocated as follows:

         Net assets acquired and            Consideration:
          liabilities assumed:

         Fixed assets           $ 513,604   16,977,184 Trust
         Accounts receivable       27,654    Units issued           $ 228,852
         Prepaid expenses                   Cash                       21,403
          and deposits              3,873   Acquisition costs
         Derivative asset, net      2,797    incurred                     904
         Bank indebtedness       (107,959)                         -----------
         Convertible debentures  (101,553)                          $ 251,159
         Accounts payable and                                      -----------
          accrued liabilities     (39,565)
         Future income taxes      (29,430)
         Asset retirement
          obligations             (16,695)
         Capital lease
          obligations              (1,567)
                               -----------
                                $ 251,159
                               -----------

         The value of the Trust Units issued as consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price has been revised in 2008 due to the realization of estimates and is subject to further refinement as additional cost estimates and tax balances are finalized. As a result, fixed assets increased $4.0 million, accounts receivable increased $0.2 million, and accounts payable and accrued liabilities increased $4.2 million.

     3.  Fixed Assets

                                                   Accumulated
                                                  Depletion and     Net Book
         June 30, 2008                    Cost     Depreciation       Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,113,515   $   993,153   $ 2,120,362
         Furniture and equipment           11,157         5,783         5,374
         ---------------------------------------------------------------------
                                      $ 3,124,672   $   998,936   $ 2,125,736
         ---------------------------------------------------------------------

                                                   Accumulated
                                                  Depletion and     Net Book
         December 31, 2007                Cost     Depreciation       Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,016,243   $   844,671   $ 2,171,572
         Furniture and equipment           10,548         4,774         5,774
         ---------------------------------------------------------------------
                                      $ 3,026,791   $   849,445   $ 2,177,346
         ---------------------------------------------------------------------

         During the six months ended June 30, 2008, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $6,349,000 (June 30, 2007 -
         $3,943,000).

     4.  Capital Lease Obligations

         The Fund has capital leases on a variety of fixed assets. Future minimum lease payments at June 30, 2008 consist of the following:

         2008                               $     799
         2009                                   2,040
         2010                                   2,200
         2011                                   1,925
         ---------------------------------------------
                                                6,964
         Less amounts representing interest      (686)
         ---------------------------------------------
                                                6,278
         Current portion                       (1,270)
         ---------------------------------------------
                                            $   5,008
         ---------------------------------------------

     5.  Convertible Debentures

         The balance of debentures outstanding at June 30, 2008 and changes in the liability and equity components during the six months ended June
         30, 2008 are as follows:

                           9.00%         8.25%         8.75%         7.50%
         ---------------------------------------------------------------------
         Debentures
          outstanding  $      5,392  $      4,867  $     29,839  $     52,268
         ---------------------------------------------------------------------
         Liability
          component:
           Balance at
            Dec. 31,
            2007       $      5,333  $      4,767  $     29,382  $     50,671
           Accretion
            of
            discount             50            46           152           451
           Converted to
            Trust Units           -             -             -             -
         ---------------------------------------------------------------------
           Balance at
            June 30,
            2008       $      5,383  $      4,813  $     29,534  $     51,122
         ---------------------------------------------------------------------
         Equity
          component:
           Balance at
            Dec. 31,
            2007       $        229  $        248  $        852  $      2,248
           Converted to
            Trust Units           -             -             -             -
         ---------------------------------------------------------------------
           Balance at
            June 30,
            2008       $        229  $        248  $         852  $     2,248
         ---------------------------------------------------------------------

                             6.50%       7.75%         8.00%         Total
         ---------------------------------------------------------------------
         Debentures
          outstanding  $     69,927  $     46,766  $     15,528  $    224,587
         ---------------------------------------------------------------------
         Liability
          component:
           Balance at
            Dec. 31,
            2007       $     68,092  $     44,360  $     14,931  $    217,536
           Accretion
            of
            discount            368           300            73         1,440
           Converted to
            Trust Units         (25)            -             -           (25)
         ---------------------------------------------------------------------
           Balance at
            June 30,
            2008       $     68,435  $     44,660  $     15,004  $    218,951
         ---------------------------------------------------------------------
         Equity
          component:
           Balance at
            Dec. 31,
            2007       $      2,971  $      2,286  $        798  $      9,632
           Converted to
            Trust Units           -             -             -             -
         ---------------------------------------------------------------------
           Balance at
            June 30,
            2008       $      2,971  $      2,286  $        798  $      9,632
         ---------------------------------------------------------------------

         During the six months ended June 30, 2008, $25,000 debentures (June
         30, 2007 - $5,000 debentures) were converted resulting in the issuance of 1,001 Trust Units (June 30, 2007 - 375 Trust Units). The
         principal amount of 9.00% convertible debentures matured on August 1,
         2008 and the Fund settled the obligation by payment of $5.4 million in cash.

     6.  Bank Indebtedness

         Advantage has a credit facility agreement with a syndicate of financial institutions which provides for a $690 million extendible revolving loan facility and a $20 million operating loan facility.
         The loan's interest rate is based on either prime, US base rate,
         LIBOR or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.00% to
         1.50% depending on the Fund's debt to cash flow ratio. The credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis with the next review due in June 2009. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a
         364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for Advantage Oil & Gas Ltd. ("AOG") to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. The credit facilities also prohibit the
         Fund from entering into any derivative contract where the term of such contract exceeds two years or the aggregate of such contracts hedge greater than 60% of the Fund's estimated oil and gas production. Breach of any covenant will result in an event of default in which case AOG has 20 days to remedy such default. If the default is not remedied or waived, and if required by the majority of lenders, the administrative agent of the lenders has the option to declare all obligations of AOG under the credit facilities to be immediately due and payable without further demand, presentation, protest, or notice of any kind. Distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities.
         Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the six months ended June 30, 2008, the effective interest rate on the outstanding amounts under the facility was approximately 5.4% (June 30, 2007 - 5.4%).

     7.  Asset Retirement Obligations

         A reconciliation of the asset retirement obligations is provided below:
                                                     Six months
                                                       ended       Year ended
                                                      June 30,    December 31,
                                                        2008          2007
         ---------------------------------------------------------------------
         Balance, beginning of period               $    60,835   $    34,324
         Accretion expense                                2,093         2,795
         Assumed in Sound acquisition                         -        16,695
         Liabilities incurred and
          change in estimates                             5,816        13,972
         Liabilities settled                             (5,947)       (6,951)
         ---------------------------------------------------------------------
         Balance, end of period                     $    62,797   $    60,835
         ---------------------------------------------------------------------

     8.  Unitholders' Equity

         (a) Unitholders' capital

             (i)  Authorized

                  Unlimited number of voting Trust Units

             (ii) Issued

                                                Number of Units        Amount
         ---------------------------------------------------------------------
         Balance at December 31, 2007               138,269,374   $ 2,036,121
         Distribution reinvestment plan               1,854,776        19,512
         Issued for cash, net of costs                        -           (42)
         Issued on conversion of debentures               1,001            25
         Issued on exercise of Trust Unit rights        150,000         1,981
         Management internalization forfeitures          (4,193)          (84)
         ---------------------------------------------------------------------
                                                    140,270,958   $ 2,057,513
         ---------------------------------------------------------------------
         Management internalization
          escrowed Trust Units                                         (4,042)
         ---------------------------------------------------------------------
         Balance at June 30, 2008                                 $ 2,053,471
         ---------------------------------------------------------------------

         On June 23, 2006, Advantage internalized the external management contract structure and eliminated all related fees for total original consideration of 1,933,208 Advantage Trust Units initially valued at
         $39.1 million and subject to escrow provisions over a 3-year period, vesting one-third each year beginning June 23, 2007. For the six months ended June 30, 2008, a total of 4,193 Trust Units issued for the management internalization were forfeited (June 30, 2007 -
         14,139 Trust Units) and $4.9 million has been recognized as management internalization expense (June 30, 2007 - $10.7 million).
         As at June 30, 2008, 594,725 Trust Units remain held in escrow
         (December 31, 2007 - 1,193,622 Trust Units).

         During the six months ended June 30, 2008, 1,854,776 Trust Units
         (June 30, 2007 - 2,076,686 Trust Units) were issued under the Premium
         Distribution(TM), Distribution Reinvestment and Optional Trust Unit
         Purchase Plan, generating $19.5 million (June 30, 2007 -
         $24.6 million) reinvested in the Fund.

         Effective June 25, 2002, a Trust Units Rights Incentive Plan for
         external directors was established and approved with a total of
         500,000 Trust Units reserved for issuance and an aggregate of
         400,000 rights granted since inception. At December 31, 2007,
         150,000 rights remained outstanding under the plan, all of which were exercised at $8.60 per right in June 2008 for total cash proceeds of
         $1,290,000, of which $322,500 was received after June 30, 2008.
         Contributed surplus of $691,000 in respect of these rights has been transferred to Unitholders' capital. No rights are outstanding as of
         June 30, 2008.

     (b) Contributed surplus
                                                     Six months
                                                       ended       Year ended
                                                      June 30,    December 31,
                                                        2008          2007
         ---------------------------------------------------------------------
         Balance, beginning of period               $     2,005   $       863
         Unit-based compensation                         (1,256)        1,256
         Expiration of convertible debentures
          equity component                                    -            58
         Exercise of Trust Unit Rights                     (691)         (172)
         ---------------------------------------------------------------------
         Balance, end of period                     $        58   $     2,005
         ---------------------------------------------------------------------

     (c) Net income (loss) per Trust Unit

         The calculations of basic and diluted net income (loss) per Trust
         Unit are derived from both income (loss) available to Unitholders and weighted average Trust Units outstanding, calculated as follows:

                           Three months ended           Six months ended
                          June 30,      June 30,      June 30,      June 30,
                            2008          2007          2008          2007
         ---------------------------------------------------------------------
         Income (loss)
          available to
          Unitholders
           Basic and
            diluted     $   (14,369)  $     4,531   $   (38,491)  $     4,872
         ---------------------------------------------------------------------
         Weighted average
          Trust Units
          outstanding
           Basic        138,611,924   113,854,335   138,105,497   111,108,403
           Trust Units
            Rights
            Incentive
            Plan                  -        43,259             -        39,487
           Management
            Internali-
            zation                -       223,495             -       152,844
         ---------------------------------------------------------------------
           Diluted      138,611,924   114,121,089   138,105,497   111,300,734
         ---------------------------------------------------------------------

         The calculation of diluted net income per Trust Unit excludes all series of convertible debentures for the three and six months ended
         June 30, 2008 and 2007 as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the three and six months ended June 30, 2008 were
         9,846,252 and 9,846,610, respectively (June 30, 2007 - 8,334,353 and
         8,334,403 Trust Units, respectively). As at June 30, 2008, the total convertible debentures outstanding were immediately convertible to
         9,846,252 Trust Units (June 30, 2007 - 8,334,077 Trust Units).

         All of the Trust Unit Rights and Management Internalization escrowed
         Trust Units have been excluded from the calculation of diluted net income per Trust Unit for the three and six months ended June 30,
         2008, as the impact would be anti-dilutive. Total weighted average
         Trust Units issuable in exchange for the Trust Unit Rights and excluded from the diluted net income per Trust Unit calculation for the three and six months ended June 30, 2008 were 42,145 and 37,634.
         Total weighted average Trust Units issuable in exchange for the
         Management Internalization escrowed Trust Units and excluded from the diluted net income per Trust Unit calculation for the three and six months ended June 30, 2008 were 528,068 and 484,869, respectively.

     9.  Accumulated Deficit

         Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

                                                      June 30,    December 31,
                                                        2008          2007
         ---------------------------------------------------------------------
         Accumulated Income                         $   181,497   $   219,988
         Accumulated Distributions                     (980,208)     (879,823)
         ---------------------------------------------------------------------
         Accumulated Deficit                        $  (798,711)  $  (659,835)
         ---------------------------------------------------------------------

         For the six months ended June 30, 2008, the Fund declared
         $100.4 million in distributions, representing $0.72 per distributable
         Trust Unit (six months ended June 30, 2007 - $102.3 million representing $0.90 per distributable Trust Unit).

     10. Financial Instruments

         Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, distributions payable to Unitholders, bank indebtedness, convertible debentures and derivative assets and liabilities.

         Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, distributions payable to Unitholders and bank indebtedness are all classified as other liabilities and similarly measured at amortized cost. As at June 30, 2008, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

         The Fund has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 5) resulting in fair values that will vary over time as market conditions change. As at June 30, 2008, the estimated fair value of the total outstanding convertible debenture obligation was $227.7 million (December 31, 2007 -
         $215.4 million). The fair value of the liability component of convertible debentures was determined primarily based on a discounted cash flow model assuming no future conversions and continuation of current interest and principal payments as well as taking into consideration the current public trading activity of such debentures.
         The Fund applied discount rates of between 5 and 6% considering current available market information, assumed credit adjustments, and various terms to maturity.

         Advantage has an established strategy to manage the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair values of the derivatives are determined through valuation models completed by third parties.
         Various assumptions based on current market information were used in these valuations, including settled forward commodity prices, interest rates, foreign exchange rates, volatility and other relevant factors. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

         Credit Risk

         Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management's assessment of the associated maximum exposure to such credit risk.
         Substantially all of the Fund's accounts receivable are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector.
         The Fund's deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable,
         creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Fund generally enters into derivative contracts with investment grade institutions that are members of Advantage's credit facility syndicate to further mitigate associated credit risk.

         Liquidity Risk

         The Fund is subject to liquidity risk attributed from accounts payable and accrued liabilities, distributions payable to
         Unitholders, bank indebtedness, convertible debentures, and derivative liabilities. Accounts payable and accrued liabilities, distributions payable to Unitholders and derivative liabilities are primarily due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations due to the strength of cash provided by operating activities and the existing credit facility. The Fund's bank indebtedness is subject to a $710 million credit facility agreement which mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations.
         The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The terms of the credit facility are such that it provides
         Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Fund regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Fund to mitigate liquidity risk.

         Advantage has several series of convertible debentures outstanding that mature from 2008 to 2011 (note 5). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Fund can satisfy the obligations in cash or issue Trust Units at a price determined in the applicable debenture agreements. This settlement alternative allows the Fund to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

         To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Fund has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

         Interest Rate Risk

         The Fund is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the Fund's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The
         Fund monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Fund's cash flows. A 1% interest rate fluctuation for the six months ended
         June 30, 2008 could potentially have impacted net income by approximately $1.9 million for that period.

         Price and Currency Risk

         Advantage's derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Fund enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes.
         Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net income. It is estimated that a 10% change in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at June 30, 2008 could impact net income by approximately $15.1 million for the six months ended June 30, 2008.
         As well, a change of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at June 30,
         2008 could impact net income by $6.9 million for the six months ended
         June 30, 2008. A change of 10% in the forward power prices used to calculate the fair value of the power derivatives at June 30, 2008 could impact net income by $0.1 million for the six months ended
         June 30, 2008. A similar change in the currency rate assumption underlying the derivatives fair value does not have a material impact on net income. As at June 30, 2008 the Fund had the following derivatives in place:

     Description of
      Derivative     Term             Volume                    Average Price
     -------------------------------------------------------------------------
     Natural gas - AECO

       Fixed    April 2008 to      14,217 mcf/d                  Cdn$6.85/mcf
        price    October 2008
       Fixed    April 2008 to       9,478 mcf/d                  Cdn$7.25/mcf
        price    October 2008
       Fixed    April 2008 to      14,217 mcf/d                  Cdn$7.83/mcf
        price    October 2008
       Fixed    April 2008 to      14,217 mcf/d                  Cdn$7.10/mcf
        price    March 2009
       Fixed    April 2008 to      14,217 mcf/d                  Cdn$7.06/mcf
        price    March 2009
       Fixed    November 2008 to   14,217 mcf/d                  Cdn$7.77/mcf
        price    March 2009
       Fixed    November 2008 to    4,739 mcf/d                  Cdn$8.10/mcf
        price    March 2009
       Fixed    November 2008 to   14,217 mcf/d                  Cdn$9.45/mcf
        price    March 2009

     Crude oil - WTI

       Fixed    February 2008 to    2,000 bbls/d                Cdn$90.93/bbl
        price    January 2009
       Collar   February 2008 to    2,000 bbls/d      Sold put  Cdn$70.00/bbl
                 January 2009                    Purchase call Cdn$105.00/bbl
                                                          Cost   Cdn$1.52/bbl
       Fixed    April 2008 to       2,500 bbls/d                Cdn$97.15/bbl
        price    March 2009

     Electricity - Alberta Pool Price

       Fixed    January 2008 to       3.0 MW                    Cdn$54.00/MWh
        price    December 2008

         As at June 30, 2008, the fair value of the derivatives outstanding resulted in an asset of approximately $545,000 (December 31, 2007 -
         $7,201,000) and a liability of approximately $122,246,000
         (December 31, 2007 - $5,020,000). For the six months ended June 30,
         2008, $123,882,000 was recognized in income as an unrealized derivative loss (June 30, 2007 - $1,903,000 unrealized derivative loss) and $19,678,000 was recognized in income as a realized derivative loss (June 30, 2007 - $6,174,000 realized derivative gain).

     11. Capital Management

         The Fund manages its capital with the following objectives:

         -   To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive
             acquisitions; and

         -   To maximize Unitholder return and provide stable distributions that will enhance the Trust Unit value.

         Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.
         The capital structure of the Fund is composed of working capital
         (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and Unitholders'
         equity. The Fund internally views convertible debentures as another form of equity as the obligations can be settled through the issuance of Trust Units. Advantage may manage its capital structure by issuing new Trust Units, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, adjusting the amount of monthly distributions, suspending or renewing its distribution reinvestment plan, adjusting capital spending, or disposing of non-core assets. The capital structure is reviewed by
         Management and the Board of Directors on an ongoing basis.
         Advantage's capital structure as at June 30, 2008 is as follows:

                                                                June 30, 2008
         ---------------------------------------------------------------------
         Bank indebtedness (long-term)                            $   547,946
         Working capital deficit(1)                                    42,201
         ---------------------------------------------------------------------
         Net debt                                                     590,147
         Trust Units outstanding market value                       1,844,563
         Convertible debentures maturity value (long-term)            184,489
         Capital lease obligations (long-term)                          5,008
         ---------------------------------------------------------------------
         Total                                                    $ 2,624,207
         ---------------------------------------------------------------------

         (2) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures.

         The Fund's bank indebtedness is governed by a $710 million credit facility agreement (note 6) that contains standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis.
         The Fund is in compliance with all credit facility covenants. As well, the borrowing base for the Fund's credit facilities is determined through utilizing the regular reserve estimates. Revision or changes in the reserve estimates can have either a positive or a negative impact on the borrowing base of the Fund. Advantage's issuance of convertible debentures is limited by its Trust Indenture which currently restricts the issuance of additional convertible debentures to 25% of market capitalization subsequent to issuance.
         Advantage's Trust Indenture also provides for the issuance of an unlimited number of Trust Units. However, through new tax
         legislation, an income trust is restricted to doubling its market capitalization as it stands on October 31, 2006 by growing a maximum of 40% in 2007 and 20% for the years 2008 to 2010. In addition, an income trust may replace debt that was outstanding as of October 31,
         2006 with new equity or issue new, non-convertible debt without affecting the normal growth percentage. As a result of the "normal growth" guidelines, the Fund is permitted to issue approximately
         $2.0 billion of new equity from October 31, 2006 to January 1, 2011, which we believe is adequate for any growth we expect to incur. If an income trust exceeds the established limits on the issuance of new trust units and convertible debt that constitute normal growth, the income trust will be immediately subject to the Specified Investment
         Flow-Through Entity tax legislation whereby the taxable portion of distributions paid will be subject to tax at the trust level.

         Management of the Fund's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the
         Fund's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the
         Fund views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors.

         The Fund's capital management objectives, policies and processes have remained unchanged during the six month period ended June 30, 2008.

     12. Commitments

         Advantage has several lease commitments relating to office buildings.
         The estimated remaining annual minimum operating lease rental payments for the buildings are as follows:

         2008                          $   2,055
         2009                              4,126
         2010                              4,141
         2011                              1,735
         2012                              1,314
         ----------------------------------------
                                        $ 13,371
         ----------------------------------------
     >>

     Advisory

     The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %SEDAR: 00016522E          %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 22:09e 14-AUG-08